Exhibit 99.1 885255 PRESS RELEASE

AEGON SELLS TRANSAMERICA FINANCE CORPORATION’S

MARITIME CONTAINER LEASING BUSINESS

The Hague, November 4, 2004 - AEGON N.V. today announced that its subsidiary Transamerica Finance Corporation (TFC) has sold TFC’s maritime container leasing business to TAL International Group, Inc. for a purchase price of USD 1.2 billion. AEGON will provide interim financing of USD 275 million, which will be repaid within one year of closing. AEGON will use the net proceeds to redeem debt. The maritime container leasing activities represent approximately USD 1.1 billion in assets.

As previously announced, TFC is in negotiations to sell its European trailer leasing business. Both transactions will have no meaningful effect on shareholders’ equity.

The Transamerica maritime container leasing business was acquired in 1999 as part of AEGON N.V.’s acquisition of Transamerica Corporation. The disposal is consistent with AEGON’s strategy to focus on its core business of life insurance, pensions, savings and investment products. AEGON sold TFC’s real estate tax and flood companies to First American Corporation in 2003 and in January 2004 it completed the sale of most of TFC’s commercial finance operations to GE Commercial Finance.

TAL International Group, Inc. is a newly formed company controlled by The Jordan Company, LP, a New York based private equity firm. Investors in TAL International Group, Inc. include Klesch & Company Limited, a UK based investor.

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “believe”, “estimate”, “intend”, “may”, “expect”, “anticipate”, “predict”, “project”, “counting on”, “plan”, “continue”, “want”, “forecast”, “should”, “would”, “is confident” and “will” and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	changes in general economic conditions, particularly in the United States, The Netherlands and the United Kingdom;

•	changes in the performance of financial markets, including emerging markets, including:

•	the frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	the effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	the frequency and severity of insured loss events;

•	changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	changes affecting interest rate levels and continuing low interest rate levels;

•	changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

•	increasing levels of competition in the United States, The Netherlands, the United Kingdom and emerging markets;

•	changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	acts of God, acts of terrorism and acts of war;

•	changes in the policies of central banks and/or foreign governments;

•	litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	customer responsiveness to both new products and distribution channels;

•	competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products; and

•	our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands
Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
Email	gca-ir@aegon.nl

Baltimore, the United States
Analysts & Investors	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+1 410 576 45 26

Email	ir@aegonusa.com
Website: www.aegon.com